4-1-02

02030062

1097714

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _X_

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a press release dated April 1, 2002, announcing a new corporate restructuring plan to focus on its broadband internet access business.

thrunet

FOR IMMEDIATE RELEASE

CONTACT IN KOREA

Korea Thrunet Co., Ltd.
Yong S. Lee
Investor Relations
welcome@corp.thrunet.com
822-3488-8058

CONTACT IN U.S.

Thomson Financial / Carson
Mami Ogawa
Investor Relations
mami.ogawa@tfn.com
212-701-1824

Korea Thrunet Announces New Corporate Restructuring Plan to Focus on Its Broadband Internet Access Business

Seoul and New York, April 01, 2002 – Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), Korea's largest cable modem broadband Internet-access services provider and a major provider of enterprise network services, today announced the implementation of new corporate restructuring plan to focus on its broadband Internet access business by selling non-core assets including local fiber optic cable for leased line business and a corporate headquarter building.

The Company expects to raise KRW 400~450 billion within the first half of this year with the sale of non-core assets. Thrunet stressed that the Company would use its best efforts to improve financial structure of the Company by decreasing its debt level, using proceeds from the asset sales. Following the completion of the sale of non-core assets, Thrunet plans to raise additional foreign capital amounting to approximately US$200 million by year-end.

Currently, Thrunet is in talks with several domestic and foreign facilities-based telecommunications service providers for the sale of assets related to leased line business and, among these potential buyers, Thrunet has signed a non-binding Memorandum of Understanding ("MOU") with SK Telecom, Inc..

Sangwoo Kim, Vice President of Thrunet, stated, "The Company plans to repay approximately KRW 500 billion of debt with proceeds from the sale of non-core assets and surplus cash generated from operation of business. We will also talk with our major shareholders, Trigem Computers, Inc. and Naray & Company, Inc., to convert their $75 million of bonds detached from warrants into equity. If this is successful, with additional planned capital raise through potential foreign equity investors, we would be able to decrease our debt level to as low as KRW 300 billion by the end of this year." He also added, "We will focus on improvement of our balance sheet in the first half of this year through the asset sales and, starting from the second half, the Company will put all of its resources into broadband Internet business in order to enhance competitiveness in the market."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services and enterprise network services in Korea. The first to offer broadband Internet services in Korea, with 1,372,372 paying end-users at the end of February 2002, Korea Thrunet's network currently passes over 8.3 million homes. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. On the enterprise network side, Korea Thrunet provides dedicated leased line services, including IP-based value-added services, to more than 980 corporate customers, with major Korean telecommunications companies such as SK Telecom and Shinsegi Telecomm accounting for a substantial majority of enterprise network revenues.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the

Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.
Phone: 822-3488-8058 Fax: 822-3488-8511 http://www.thrunet.com

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: April 3, 2002

By: ______________________

Name: Hyeh Jung Soh

Title: Head of Legal Department